# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MKDWELL Tech Inc., CIK 0001991332
CUSIP: G6209W108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0002033096
Persons authorized to receive notices and communications: Ming-Chia Huang, 1F, No. 6-2 Duxing Road, Hsinchu Science Park, Hsinchu City, Taiwan (F5), 300, 886-3-5781899

## Reporting persons
- Ming-Chia Huang (CIK 0002033096): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 340,340; shared voting power 26,000,000; sole dispositive power 340,340; shared dispositive power 0; aggregate amount beneficially owned 26,340,340 (76.4% of the class)
  Comment: Sole Voting Power and Sole Dispositive Power shown in Boxes 7 and 9 consists of (i) 65,974 ordinary shares; and (ii) 274,366 Class A preferred shares.
  
  Shared Voting Power shown in Box 8 consists of 26,000,000 ordinary shares held by 20 individuals/entities who signed a deed of confirmation of acting in concert with Ming-Chia Huang (the "Deed of AIC"). On July 17, 2026, 20 shareholders (the "Concert Shareholders") holding an aggregated of 26,000,000 ordinary shares entered into the Deed of AIC with Ming-Chia Huang, which confirm that the Concert Shareholders shall act in concert with and follow the lead and directions of Mr. Huang in respect of the Company so as to support the stability and continuity of the control of the Company. The Concert Shareholders shall exercise all voting rights attaching to the shares in accordance with the directions and lead of Mr. Huang and consult with Mr. Huang and follow his instructions prior to voting on any resolution of the Company. The Concert Shareholders shall not exercise any voting rights in any manner inconsistent with the directions of Mr. Huang. Mr. Huang does not have dispositive power over the shares owned by the Concert Shareholders.
  
  The Percentage in Box 13 is based on the quotient obtained by dividing (a) the aggregate number of ordinary shares and Class A preferred shares owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 34,198,442 ordinary shares outstanding as of the date of this form, and (ii) 274,366 Class A preferred shares outstanding as of the date of this form. The aggregate number of Class A preferred shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each ordinary share is entitled to one vote and each Class A preferred share is entitled to 100 votes.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: MKDWELL Tech Inc.
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300
Comment:
This Amendment No.3 to Schedule 13D ("Amendment No. 3") amends and supplements Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 ("Amendment No. 1") and Amendment No. 2 ("Amendment No. 2") relating to the ordinary shares of MKDWELL Tech Inc. (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 26, 2026, the Issuer completed the 1-for-30 reverse stock split of the Company's ordinary shares. As an effect, every 30 shares of the Issuer's issued ordinary shares was automatically reclassified and combined into 1 ordinary share.

On July 17, 2026, the Concert Shareholders holding an aggregated of 26,000,000 ordinary shares entered into a Deed of AIC with Ming-Chia Huang, which confirm that the Concert Shareholders shall act in concert with and follow the lead and directions of Mr. Huang in respect of the Company so as to support the stability and continuity of the control of the Company. The Concert Shareholders shall exercise all voting rights attaching to the shares in accordance with the directions and lead of Mr. Huang and consult with Mr. Huang and follow his instructions prior to voting on any resolution of the Company. The Concert Shareholders shall not exercise any voting rights in any manner inconsistent with the directions of Mr. Huang.

The purpose of this Amendment No. 3 is to report certain changes to the Reporting Person's beneficial ownership of ordinary shares.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ming-Chia Huang. Mr. Huang is referred to herein as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is c/o MKDWELL Tech Inc., 1F, No 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.
Present principal occupation or employment: The present principal occupation of the Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors ("Board") of the Company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 26, 2026, the Issuer completed the 1-for-30 reverse stock split of the Company's ordinary shares. As an effect, every 30 shares of the Issuer's issued ordinary shares was automatically reclassified and combined into 1 ordinary share.

On July 17, 2026, the Concert Shareholders holding an aggregated of 26,000,000 ordinary shares entered into a Deed of AIC with Ming-Chia Huang, which confirm that the Concert Shareholders shall act in concert with and follow the lead and directions of Mr. Huang in respect of the Company so as to support the stability and continuity of the control of the Company. The Concert Shareholders shall exercise all voting rights attaching to the shares in accordance with the directions and lead of Mr. Huang and consult with Mr. Huang and follow his instructions prior to voting on any resolution of the Company. The Concert Shareholders shall not exercise any voting rights in any manner inconsistent with the directions of Mr. Huang.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person is the Issuer's director, chairman and chief executive officer as of the date of this filing. Mr. Huang consummated the transactions described herein for the stability and continuity of the Company. The Reporting Person expects to evaluate the Issuer's financial condition and prospects and the Reporting Person's respective interests in, and intentions with respect to, the Issuer and the Reporting Person's respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease his holdings in the Issuer that the Reporting Person now owns or may hereafter acquire.

Except as set forth in this Item 4 or in Item 3, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through U) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Amendment No. 3 to the Schedule 13D, the Reporting Person is the beneficial owner of 65,974 ordinary shares and 274,366 Class A preferred shares. He also has voting power from the 26,000,000 ordinary shares held by the Concert Shareholders pursuant to the Deed of AIC.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Amendment No. 3 of the Schedule 13D, the Reporting Person has (i) sole voting and sole dispositive power over 65,974 ordinary shares and 274,366 Class A preferred shares; and (ii) shared voting power over 26,000,000 ordinary shares.
Transactions in the class effected during the past sixty days: The transactions in the Ordinary Shares and Class A ordinary shares effected by the Reporting Person during the past sixty days are described in Item 3 of this Amendment No. 3 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Amendment No. 3 to the Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 1 is incorporated by reference herein. The disclosure regarding the Deed of AIC is not purported to be completed and is qualified in its entirety by the Deed of AIC, attached hereto as Exhibit 10.1, which is incorporated by reference in its entirety into this Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 - Form of Deed of Confirmation of Acting in Concert

## Signatures
- Ming-Chia Huang: /s/ Ming-Chia Huang, Ming-Chia Huang (08/27/2026)